[M]ANSON [C]REEK RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

RECEIVED
2007 APR -4 A 8:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE No. 82-3874

07022149

February 23, 2007

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated February 23, 2007

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

for BARBARA O'NEILL

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE **FEBRUARY 23, 2007**

News Release: 07-01 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

CR Copper – Molybdenum Project Drilling Program Announced

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce the exploration schedule for the CR copper – molybdenum project, located near Houston, British Columbia.

The 2007 drill program will entail 2,000 meters (m) of NQ core drilling that will test the mineralized porphyry to extend it along strike and to depth. The CR porphyry is oriented east – west with a currently defined strike length of 975 m and widths of 100 – 180 m, it is open along strike and depth. Hy-Tech Drilling Ltd. is the contractor, with drilling anticipated to begin in late April.

Background

The CR copper – molybdenum project is located 17 kilometers south of Houston, British Columbia along an all weather forestry service road which also provides access to the Huckleberry copper – molybdenum mine located 80 kilometers to the south. The Huckleberry mine is currently operating with reserves of 12,250,000 tonnes of 0.526% copper and 0.015% molybdenum (Imperial Metals AIF, March 2006).

Work to date by Manson Creek includes the initial drilling in 2005 and follow up ground geophysical surveys, Induced Polarization (IP), in 2006. The 1,580 m drill program in 2005 successfully expanded the known porphyry by over 250 m with the discovery of the West Zone. The last two holes of the program ended in mineralized porphyry. A number of significant intervals were encountered (Table 1) including 63.58 m of 0.51% copper, 0.016% molybdenum, and 2.49 g/t silver. Zones of molybdenum rich stockworks were also encountered including 3.9 m of 0.086% molybdenum.

Hydrothermal alteration is very strong, well developed, and displays many of the characteristics that occur in mineralized copper – molybdenum porphyry systems. The dominate alteration types observed in the core are zoned from east to west. The intensity of secondary potassium feldspar with localized secondary biotite (potassic alteration) associated with strong silicification and patchy strong sericite alteration increases in the drill holes to the west. This alteration pattern indicates the best exploration potential could occur in the largely untested western part of the system. The IP geophysical survey in 2006 outlined an anomalous zone along strike, and to the west, of known mineralized porphyry encountered in the drilling of 2005.

Table 1. Selected 2005 Drill Intervals

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Molybdenum (%)	Silver (g/t)	Rock Type
05CR03	13.72	77.30	63.58	0.51	0.016	2.49	Felsic porphyry and QFP
05CR04	0.00	108.10	108.10	0.26	0.017	2.35	Felsic porphyry and QFP
Includes	0.00	59.35	59.35	0.36	0.022	2.21	Felsic porphyry and QFP
Includes	14.45	30.65	16.20	0.54	0.027	2.85	Felsic porphyry and QFP
05CR07	186.61	274.02	87.41	0.11	0.017	0.86	QFP
Includes	241.20	255.05	13.85	0.12	0.045	0.96	QFP
includes	251.15	255.05	3.90	0.15	0.086	0.90	QFP
05CR07	181.75	186.61	4.86	0.22	0.075	1.34	Andesite
05CR08	226.10	249.02	22.92	0.13	0.035	1.04	QFP
Includes	228.10	242.25	14.1	0.17	0.052	0.96	QFP

* See August 11, 2005 press release for details.

Manson Creek is also finalizing the details of the Black Lake uranium project work scheduled for 2007. Phase one, consisting of geological mapping, prospecting and ground geophysics, is anticipated to begin in May.

Manson Creek is pleased to have a booth, #3007, at PDAC in Toronto, March 4th to 8th.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.
Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

FILE No. 82-3874

NEWS RELEASE **FEBRUARY 23, 2007**

News Release: 07-01 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

CR Copper – Molybdenum Project Drilling Program Announced

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce the exploration schedule for the CR copper – molybdenum project, located near Houston, British Columbia.

The 2007 drill program will entail 2,000 meters (m) of NQ core drilling that will test the mineralized porphyry to extend it along strike and to depth. The CR porphyry is oriented east – west with a currently defined strike length of 975 m and widths of 100 – 180 m, it is open along strike and depth. Hy-Tech Drilling Ltd. is the contractor, with drilling anticipated to begin in late April.

Background

The CR copper – molybdenum project is located 17 kilometers south of Houston, British Columbia along an all weather forestry service road which also provides access to the Huckleberry copper – molybdenum mine located 80 kilometers to the south. The Huckleberry mine is currently operating with reserves of 12,250,000 tonnes of 0.526% copper and 0.015% molybdenum (Imperial Metals AIF, March 2006).

Work to date by Manson Creek includes the initial drilling in 2005 and follow up ground geophysical surveys, Induced Polarization (IP), in 2006. The 1,580 m drill program in 2005 successfully expanded the known porphyry by over 250 m with the discovery of the West Zone. The last two holes of the program ended in mineralized porphyry. A number of significant intervals were encountered (Table 1) including 63.58 m of 0.51% copper, 0.016% molybdenum, and 2.49 g/t silver. Zones of molybdenum rich stockworks were also encountered including 3.9 m of 0.086% molybdenum.

Hydrothermal alteration is very strong, well developed, and displays many of the characteristics that occur in mineralized copper – molybdenum porphyry systems. The dominate alteration types observed in the core are zoned from east to west. The intensity of secondary potassium feldspar with localized secondary biotite (potassic alteration) associated with strong silicification and patchy strong sericite alteration increases in the drill holes to the west. This alteration pattern indicates the best exploration potential could occur in the largely untested western part of the system. The IP geophysical survey in 2006 outlined an anomalous zone along strike, and to the west, of known mineralized porphyry encountered in the drilling of 2005.

Table 1. Selected 2005 Drill Intervals

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Molybdenum (%)	Silver (g/t)	Rock Type
05CR03	13.72	77.30	63.58	0.51	0.016	2.49	Felsic porphyry and QFP
05CR04	0.00	108.10	108.10	0.26	0.017	2.35	Felsic porphyry and QFP
Includes	0.00	59.35	59.35	0.36	0.022	2.21	Felsic porphyry and QFP
Includes	14.45	30.65	16.20	0.54	0.027	2.85	Felsic porphyry and QFP
05CR07	186.61	274.02	87.41	0.11	0.017	0.86	QFP
Includes	241.20	255.05	13.85	0.12	0.045	0.96	QFP
includes	251.15	255.05	3.90	0.15	0.086	0.90	QFP
05CR07	181.75	186.61	4.86	0.22	0.075	1.34	Andesite
05CR08	226.10	249.02	22.92	0.13	0.035	1.04	QFP
Includes	228.10	242.25	14.1	0.17	0.052	0.96	QFP

* See August 11, 2005 press release for details.

Manson Creek is also finalizing the details of the Black Lake uranium project work scheduled for 2007. Phase one, consisting of geological mapping, prospecting and ground geophysics, is anticipated to begin in May.

Manson Creek is pleased to have a booth, #3007, at PDAC in Toronto, March 4th to 8th.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE **FEBRUARY 23, 2007**

News Release: 07-01 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

CR Copper – Molybdenum Project Drilling Program Announced

Manson Creek Resources Ltd. ("Manson Creek") is pleased to announce the exploration schedule for the CR copper – molybdenum project, located near Houston, British Columbia.

The 2007 drill program will entail 2,000 meters (m) of NQ core drilling that will test the mineralized porphyry to extend it along strike and to depth. The CR porphyry is oriented east – west with a currently defined strike length of 975 m and widths of 100 – 180 m, it is open along strike and depth. Hy-Tech Drilling Ltd. is the contractor, with drilling anticipated to begin in late April.

Background

The CR copper – molybdenum project is located 17 kilometers south of Houston, British Columbia along an all weather forestry service road which also provides access to the Huckleberry copper – molybdenum mine located 80 kilometers to the south. The Huckleberry mine is currently operating with reserves of 12,250,000 tonnes of 0.526% copper and 0.015% molybdenum (Imperial Metals AIF, March 2006).

Work to date by Manson Creek includes the initial drilling in 2005 and follow up ground geophysical surveys, Induced Polarization (IP), in 2006. The 1,580 m drill program in 2005 successfully expanded the known porphyry by over 250 m with the discovery of the West Zone. The last two holes of the program ended in mineralized porphyry. A number of significant intervals were encountered (Table 1) including 63.58 m of 0.51% copper, 0.016% molybdenum, and 2.49 g/t silver. Zones of molybdenum rich stockworks were also encountered including 3.9 m of 0.086% molybdenum.

Hydrothermal alteration is very strong, well developed, and displays many of the characteristics that occur in mineralized copper – molybdenum porphyry systems. The dominate alteration types observed in the core are zoned from east to west. The intensity of secondary potassium feldspar with localized secondary biotite (potassic alteration) associated with strong silicification and patchy strong sericite alteration increases in the drill holes to the west. This alteration pattern indicates the best exploration potential could occur in the largely untested western part of the system. The IP geophysical survey in 2006 outlined an anomalous zone along strike, and to the west, of known mineralized porphyry encountered in the drilling of 2005.

Table 1. Selected 2005 Drill Intervals

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Molybdenum (%)	Silver (g/t)	Rock Type
05CR03	13.72	77.30	63.58	0.51	0.016	2.49	Felsic porphyry and QFP
05CR04	0.00	108.10	108.10	0.26	0.017	2.35	Felsic porphyry and QFP
Includes	0.00	59.35	59.35	0.36	0.022	2.21	Felsic porphyry and QFP
Includes	14.45	30.65	16.20	0.54	0.027	2.85	Felsic porphyry and QFP
05CR07	186.61	274.02	87.41	0.11	0.017	0.86	QFP
Includes	241.20	255.05	13.85	0.12	0.045	0.96	QFP
includes	251.15	255.05	3.90	0.15	0.086	0.90	QFP
05CR07	181.75	186.61	4.86	0.22	0.075	1.34	Andesite
05CR08	226.10	249.02	22.92	0.13	0.035	1.04	QFP
Includes	228.10	242.25	14.1	0.17	0.052	0.96	QFP

* See August 11, 2005 press release for details.

Manson Creek is also finalizing the details of the Black Lake uranium project work scheduled for 2007. Phase one, consisting of geological mapping, prospecting and ground geophysics, is anticipated to begin in May.

Manson Creek is pleased to have a booth, #3007, at PDAC in Toronto, March 4th to 8th.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

END